[redacted]

SEC Mail Processing Section
JUN 12 2013
Washington DC
401

13025511

ISSION

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SEC FILE NUMBER
8-66945

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JAYPEE INTERNATIONAL, INC.

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Wacker Drive Suite 1700
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sorabh Arora	**(312) 254-5044**
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Sorabh Arora, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jaypee International, Inc., as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT.

Title

Subscribed and sworn to before me this

11th day of June, 2013

"OFFICIAL SEAL"
Alan R Juraska
Notary Public, State of Illinois
My Commission Expires 8/20/2016

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

JAYPEE INTERNATIONAL, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT

March 31, 2013

R&J

RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

JAYPEE INTERNATIONAL, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION 1.10 UNDER THE COMMODITY EXCHANGE ACT

March 31, 2013

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Jaypee International, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Jaypee International Inc., (the "Company") as of March 31, 2013 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jaypee International, Inc. as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 12, the Company is involved in an inquiry from the Market Regulation Department of the Chicago Mercantile Exchange Group ("CME Group"). The inquiry is in connection with trades executed by the Company from July 1, 2010 through September 30, 2011.

R&J

Report on Other Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and pursuant to Section 1.17 of the regulations under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Ryan & Juraska

Chicago, Illinois
May 24, 2013, except for Note 12, as to which the date is June 7, 2013

Jaypee International, Inc.

Statement of Financial Condition

March 31, 2013

Assets

Cash in brokerage accounts	$	2,967,859.00
Cash in banks		5,030
Receivable from clearing organizations		110,000
Exchange membership, at cost (market value $100,000)		65,000
Deposits and other		324,276
	$	3,472,165

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	15,825
Franchise and payroll taxes payable		40,475
		56,300

Stockholder's Equity

Common stock, $1 par value; 75,000,000 shares authorized, 44,037,200 shares issued and outstanding		44,037,200
Accumulated (deficit)		(40,621,335)
		3,415,865
	$	3,472,165

See accompanying notes.

Jaypee International, Inc.

Statement of Operations

Year Ended March 31, 2013

Revenues		
Trading losses, net	$	(464,318)
Foreign currency translation loss		(177,796)
Net gain from sale of exchange memberships		5,000
Other		1,905
		(635,209)
Expenses		
Employee compensation and benefits		104,880
Commissions and fees		25,665
Professional fees		27,753
Franchise and payroll taxes		53,692
Occupancy		71,758
Office		23,245
Other expenses		11,232
Software fees		39,518
		357,743
Net (loss)		(992,952)

See accompanying notes.

Jaypee International, Inc.

Statement of Changes in Stockholder's Equity

Year Ended March 31, 2013

		Common Stock		Accumulated Deficit		Total
Balance at April 1, 2012	$	43,556,000	$	(39,628,383)	$	3,927,617
Stockholder contributions		481,200		-		481,200
Net (loss)		-		(992,952)		(992,952)
Balance at March 31, 2013	$	44,037,200	$	(40,621,335)	$	3,415,865

See accompanying notes.

Jaypee International, Inc.

Statement of Cash Flows

Year Ended March 31, 2013

Cash flows from operating activities		
Net (loss)	$	(992,952)
Adjustments to reconcile net income to net cash used in operating activities:		
Net gain from sale of exchange memberships		(5,000)
(Increase) decrease in operating assets:		
Cash in brokerage accounts		929,620
Securities, at fair value		612,433
Unrealized loss on open contracts		(1,048,537)
Receivable from clearing organizations		(110,000)
Deposits and other		(1,795)
Increase (decrease) in operating liabilities:		
Payable to clearing brokers		(3,081)
Accounts payable and accrued expenses		(10,627)
Franchise and payroll taxes payable		40,475
Net cash used in operating activities		(589,464)
Cash flows from investing activities:		
Proceeds from sale of exchange memberships		105,500
Net cash provided by investing activities		105,500
Cash flows from financing activities:		
Stockholder contributions		481,200
Net cash provided by financing activities		481,200
Decrease in cash		(2,764)
Cash at beginning of the year		7,794
Cash at end of the year	$	5,030

See accompanying notes.

JAYPEE INTERNATIONAL, INC.

Notes to Financial Statements
March 31, 2013

---

1. Organization and Business

Jaypee International, Inc. (the "Company") was incorporated in the State of Delaware in June 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission, is registered as an independent introducing broker under the Commodity Exchange Act, and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA"). The Company engages in trading of securities, options on securities, futures, options on futures, OTC derivatives, and forward contracts for its own account.

The Company is a wholly owned subsidiary of Jaypee Capital Services, Ltd. (the "Parent"), a securities and futures brokerage firm based in India. The Company has a clearing account with the Parent.

During the year, the Company conducted business with another wholly owned subsidiary of the Parent, Jaypee Singapore Pte, Ltd. ("JSP").

2. Summary of Significant Accounting Policies

Revenue Recognition
Securities, futures, options on futures, and forward transactions are recorded on trade date and carried at fair value based on quoted prices, with resulting gains and losses reflected in income. Unrealized gains and losses from proprietary transactions are reflected in trading gains and losses, net of direct trading expenses. Commission income is recorded on trade date, net of related commission expense.

Income Taxes
Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") topic 740 during 2009, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have an immaterial effect on its financial statements.

2. Summary of Significant Accounting Policies, Continued

Use of Estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

Securities and Derivatives Valuation
Securities and Derivatives are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosure* (see note 3).

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated throughout the year and at year-end rates of exchange, while the income statement accounts are translated monthly throughout the year at average rates of exchange. Gains or losses resulting from foreign currency transactions are included in net income.

Exchange Memberships
Exchange memberships are held for operating purposes and are carried at cost.

3. Fair Value Measurement and Disclosure

In accordance with GAAP, fair value is defined as the price that would be received to self an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

3. Fair Value Measurement and Disclosure, Continued

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The Company values its investments based on the following principles and method of valuation:

Investments in equities and equities options listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by a dealer quotations or alternative pricing source or model supported by observable inputs are classified within Level 2.

Investments in derivative instruments can be exchange-traded or privately negotiated over-the-counter. Exchange-traded derivatives, such as futures contracts and exchange-traded option contracts, are typically classified within level 1or level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

Gains and losses from investment in equities, options and derivative instruments are realized when the contracts are liquidated and change in net unrealized gain or loss from the preceding period is reported in the statement of operations.

At March 31, 2013, the Company had no assets or liabilities that were required to be disclosed according to FASB ASC topic 820.

4. Related Party Transactions

Included in cash in brokerage accounts are amounts due from JSP, an affiliate of the Company through common ownership, and the Parent of approximately $2,870,000 and $70,000, respectively.

5. Off-Balance Sheet Risk

Proprietary Trading Activities
In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures, options on futures, and forwards. Futures provide for the delayed delivery or purchase of financial instruments at a specified future date, specified price or yield. An option contract conveys to the purchaser the right, but not the obligation, to buy or sell a financial instrument or commodity at a predetermined rate or price at a time in the future. These financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Customer Activities
The Company is a broker-dealer and an independent introducing broker responsible for the credit risk of the customers it introduces to, and that are carried on a fully disclosed basis on the books of its clearing brokers. To reduce its risk, the Company seeks to control the risks associated with its customers' activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

6. Market and Credit Risk

Market Risk
Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit Risk
Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace contracts in which the Company has a gain. Exchange-traded financial instruments, such as financial futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

At March 31, 2013, a significant credit concentration consisted of equity in a brokerage account with JSP, of approximately $2,870,000, which represents approximately 77% of the Company's equity. Management does not consider any credit risk associated with this asset to be significant.

7. Financial Instruments

ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivable from broker-dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

8. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, G*uarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended March 31, 2013.

9. Income Taxes

At March 31, 2013, the Company has a net operating loss carryforward available to offset future taxable income of approximately $41,000,000 which expires in years 2023 through 2033. The Company has a deferred tax asset of approximately $16,500,000 arising from this net operating loss carryforward, which is fully reserved as realization is not assured. The deferred tax asset and the valuation allowance increased by approximately $400,000 during the year ended March 31, 2013.

10. Lease Commitment

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. Rent expense for the year ended March 31, 2013 totaled approximately $65,000.

The minimum annual rental commitments under a non-cancelable operating lease are approximately as follows as of March 31, 2013:

Year Ending March 31		Amount
2014		46,000
Thru November 30, 2014		31,000
Total	$	77,000

11. Minimum Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and an introducing broker subject to the Commodity Futures Trading Commission minimum capital requirements (Regulation 1.17). Under these rules, the Company is required to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined, or the amount required by its self-regulatory organization, the National Futures Association.

At March 31, 2013, the Company had net capital and net capital requirements of $173,884 and $100,000, respectively. The net capital rule may effectively restrict stockholder withdrawals.

12. CME Inquiry

The Company is involved in an inquiry from the Market Regulation Department of the CME Group. The inquiry is in connection with trades executed by the Company from July 1, 2010 through September 30, 2011 where opposing buy and sell orders for CME Group products were entered on Globex. The Company has proceeds from the sale of a Commodity Exchange Inc. ("COMEX") membership included in receivable from clearing organizations on the statement of financial condition. The CME Group, which owns COMEX, is reserving payment of the proceeds to the Company until final determination of the inquiry. Management believes the inquiry will not have a material impact on the Company's financial statements. Accordingly, no provision has been made in the financial statement for any loss that may result.

13. Subsequent Events

Management has evaluated events and transactions from April 1, 2013 through May 24, 2013, except for Note 12, as to which the date is June 7, 2013, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

Jaypee International, Inc.

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

March 31, 2013

Computation of net capital		
Total stockholder's equity		$ 3,415,865
Deduct stockholder's equity not allowable for Net Capital		0
Total stockholder's equity qualified for net capital		3,415,865
Deductions and /or charges:		
Nonallowable assets:		
Cash in brokerage accounts	$ 2,948,238	
Exchange membership	65,000	
Deposits and other	226,743	(3,239,981)
Net capital before haircuts on securities positions		175,884
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 2,000	(2,000)
Net capital		$ 173,884
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement		$ 73,884
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 52,086
Ratio of aggregate indebtedness to net capital		% 29.95

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of March 31, 2013.

See accompanying notes.

Jaypee International, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

March 31, 2013

The Company did not handle any customer cash or securities during the year ended March 31, 2013 and does not have any customer accounts.

Jaypee International, Inc.

Computation for Determintation of PAIB Reserve Requirements pursuant to Rule 15c3-3

March 31, 2013

The Company did not handle any customer cash or securities during the year ended March 31, 2013 and does not have any customer accounts.

Jaypee International, Inc.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

March 31, 2013

The Company did not handle any customer cash or securities during the year ended March 31, 2013 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder of
Jaypee International, Inc.

In planning and performing our audit of the financial statements of Jaypee International, Inc. (the "Company"), as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not perform any test work on the daily computations of the segregation requirements of section 4d(2) of the CFTC and the regulations thereunder, and the segregation of funds based on such computations or the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC since the Company did not handle any customer cash or securities during the year ended March 31, 2013.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's 'above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

R&J

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them to management and those charged with governance on May 23, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purpose in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at March 31, 2013 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the CFTC, FINRA, NFA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
May 24, 2013, except for Note 12, as to which the date is June 7, 2013